October 18, 2005


Mail Stop 4-9

Daniel G. Hickey, Jr.
Co-Chief Executive Officer and Chairman of the Board
CRM Holdings, Ltd.
P.O. Box HM 2062
Hamilton, HM HX
Bermuda

	Re:	CRM Holdings, Inc.
		Registration Statement on Form S-1
      Filed September 19, 2005
		Registration No. 333-128424

Dear Mr. Hickey Jr.:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide supplemental copies of the graphics you intend to use for staff review.

2. We note your intention to issue shares of CRM Holdings to existing shareholders of Compensation Risk Managers, LLC, CRM CA, Eimar, and
Twin Bridges in furtherance of your restructuring plan for CRM Holdings immediately prior to the closing of this offering. Please tell us what consideration you gave to the potential integration of these issuances with your initial public offering.

Inside Front Cover Page
3. Please relocate the dealer delivery obligation disclosure to the
outside back cover page.  See Item 502(b) of Regulation S-K.
4. Please avoid the use of acronyms such as BMA in the forepart of your document. See updated Staff Legal Bulletin No. 7 (June 7,
1999)
sample comments 1, 3 and 5.

Prospectus Summary
5. The summary should contain a brief description of the information contained in the prospectus, specifically highlighting the key aspects of the offering. Please revise and delete verbatim repetition from other locations of the prospectus. For example, much of the repetitive information relates to the operation of your business which is more appropriately disclosed in the Business section of your document.
6. Provide support for your statement that you are a leading provider of fee based management and other services for workers` compensation self insured groups in New York and California, marking the relevant portions of any material provided for our review. We note the risk factor relating to intense competition in the workers` compensation insurance business and your limited operating history in California.
7. We note your disclosure relating to revenues over the past five years and annualized premium rates. In order to provide a balanced discussion of your results of operations, please revise to disclose net income figures which have increased less than 1% for the period ended June 2005 compared to the same period in June 2004. Alternatively, please revise to remove the discussion of your results of operations from the summary and leave such discussion for your MD&A and Business sections.
8. We note the disclosure of your competitive strengths. Please provide a balanced discussion of the material risks of this offering immediately following your discussion of these strengths, including a discussion of the risks of conflicts of interest relating to managing and reinsuring the same self-insured groups, the intense competition, and the regulatory impediments to your reinsurance business and expanding operations in both New York and California.
9. In the second paragraph on page 2, please disclose the New York aggregate annualized premiums as of December 31, 2003.
Superior Operational and Financial Track Record, page 3
10. Provide support for your statement that you have a "superior operational and financial track record" by telling us how your record compares to your competitors. Please also advise us why management fees paid in 2004 support the claim that you have a superior financial track record.

Full Range of Services for Self-Insured Groups, page 3
11. Revise to disclose how providing the full range of services listed is advantageous over any other competing entity providing similar services.

Continued Growth of Fee-Based Business, page 4
12. Clarify your status to date in your entering the new markets or expanding to offer medical bill review and case management services to large self-insured entities and other third parties.

Growth of Reinsurance Business, page 4
13. Quantify the amount of the proceeds reserved for Twin Bridges.

Risk Factors
14. Please revise your risk factor subheadings so that each one conveys the risk that you are describing. Currently, some of your subheadings merely state a fact about your business or a general business risk.
15. Consider adding a risk factor disclosing any material impact on your operations from the payout to existing shareholders, including the U.S. tax indemnification, in the restructuring.
16. Consider risk factor disclosure relating to the CRM Holdings and
Twin Bridges credit facility agreements with Keybank and the impact on operations for any default on the loans.


Risks Related to Our Business, beginning on page 10

We are dependent on our reinsurance business... page 10
17. Please revise the risk factor to separate the risks of your dependence on your reinsurance business in general, on the one hand, and your dependence on NY Marine & General specifically, on the other
hand. The text of these separate risk factors should follow independent risk factor headings. In addition, we note that the first paragraph of this risk factor appears to discuss overly detailed disclosure of your reinsurance business that is more appropriately located elsewhere in your document, such as on page 38 of your MD&A. The specific risk factor relating to your failing to secure your reinsurance obligations as required should be immediately apparent to the reader.
18. As a related matter, in the risk factor relating to your dependence on NY Marine & General you should discuss the termination provisions of your agreement as mentioned on page 61 of your document.

We may be deemed to have a conflict of interest...page 11
19. Please disclose the date the suit was filed and describe the specific impact, if any, on operations from the filing of the claim.
For example, disclose any material impact on revenues from the loss of the membership dues, management fees/commissions, etc. Disclose the status of your relations with the subject self-insured group and disclose whether the group represents one of your larger managed groups as mentioned in the following risk factor.

Our reinsurance business and our managed groups in California...
page
12
20. Please expand to briefly describe the regulatory approvals you require to continue operations in California.

We intend to develop a program to offer fee-based services...page
14
21. Please specify a time line for the expansion of services to the other entities mentioned in the risk factor. Please also revise the risk factor heading to clarify that the targeted third parties include entities that are not currently customers.

We depend on our key executives and may not be able...page 15
22. Please expand to briefly describe the termination provisions of the employment contracts you plan to enter into.


Our holding company structure and certain regulatory....page 17
23. Consider adding a separate risk factor that highlights your dependence on income from Twin Bridges given that your U.S. subsidiaries are subject to the 30% withholding tax. We note your plans to expand your reinsurance business through Twin Bridges and contribute a "significant" amount of the proceeds from this offering to Twin Bridges.

We and the groups we manage are subject to extensive regulation in the United States and Bermuda...page 17
24. Revise this risk factor to discuss the regulatory framework of the United States and Bermuda (offshore regulatory framework) independently under separate risk factor headings. Bermuda regulations related to Twin Bridges should likewise be discussed in a separate risk factor and expanded to briefly describe the impact on
Twin Bridges or CRM Holdings from failure to meet regulatory requirements. For example, we note on page 69 that Bermuda companies are prohibited from paying any dividends where solvency margins
and
minimum liquidity ratios are not met.   Please also include a
discussion of the extent to which you or your subsidiaries have been subject to penalties, fines, or suspensions for failure to meet any regulatory requirements that have materially impacted operations to date.
25. With respect to the disclosure regarding changes in laws and regulations in New York and California, please expand this discussion in a separate risk factor and briefly describe the anticipated changes and how they may impact your operations specifically. For example, your brief discussion relating to California`s proposed regulations on page 22 should be consolidated with the disclosure here in a separate risk factor discussing risks related to California regulatory changes only.

Our business could be adversely affected by Bermuda employment restrictions, page 18
26. Identify any key employees that currently hold Bermuda work permits, or that require Bermuda work permits, and disclose the related expiration dates on those permits. Please also specify how the failure to obtain a permit or extension on a permit for any particular employee identified may materially impact your operations specifically.

CRM Holdings could be considered a U.S. corporation for U.S. federal income tax purposes...page 18
27. Please quantify the contribution of share holdings in the respective exchanges and specify the amount of CRM Holdings stock held by the former U.S. shareholders of CRM and Eimar. Please also tell us how you arrived at your belief that the value of Twin Bridges is worth more than 20% of the combined value of CRM, CRM CA, Eimar, and Twin Bridges.
28. Disclose the current tax rate for CRM Holdings as a non-U.S. corporation for federal income tax purposes as compared to an IRS determined U.S. corporation.

We may be deemed to be engaged in a U.S. trade or business or considered to be a personal holding company...page 19
29. Define the reference to "Bermuda exempted" company. Disclose the basis for your belief that none of your subsidiaries should be considered personal holding companies. Please also clarify why you cannot determine the ultimate share ownership amounts for purposes of determining personal holding company status, and discuss how you will monitor the share ownership limits going forward. In addition, please disclose whether or not you have obtained an opinion of counsel with respect to the matters discussed in the risk factor.

Future sales of common shares by our affiliates...page 22
30. Please specify the amounts held by each executive of CRM
Holdings
after the restructuring. We may have further comment once you have filled in the blanks throughout this risk factor.

As a public company, our expenses...page 23
31. Your description of this risk related to your expenses and administrative workload and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 is generic because it applies to all public companies. Please delete or revise to reflect risks of non-compliance that are particular to your business.

We will be exposed to risks related to internal controls over financial reporting...page 24
32. It is unclear why you believe you will be exposed to risk related to your obligations under Section 404 given that you are still in the process of establishing internal controls. Please delete the references or advise us further as to how you may fail to comply with
Section 404 specifically.

Upon closing of this offering, our principal shareholders....page
26
33. Please disclose the executive/management titles held by each named shareholder.



Use of Proceeds
34. Please expand to discuss each of the principal purposes for which you intend to distribute the net proceeds from the offering and revise to estimate the amounts intended for each purpose. For example, estimate the amount reserved for the Twin Bridges business, and discuss your intention, if any, to use the proceeds for your California expansion. We note from the risk factor on page 12 the additional steps necessary to develop your California group management business. See Item 504 of Regulation S-K.
35. To the extent you have not identified specified uses for a portion of the offering proceeds, please disclose capital deployment issues created by your structure that may impact your decisions on how to allocate the proceeds.

Capitalization, page 32
36. Revise to include a column, after the historical combined data, showing the combined effect of all pro forma adjustments (i.e., the restructuring and the distribution) prior to the receipt and use of the offering proceeds, followed by a pro forma as adjusted column that gives effect to the offering.

Overview, page 36
37. Please disclose the percentage of your revenues and/or net income attributable to each of your segments.

Business Trends and Conditions, page 39
38. Provide support for the workers` compensation growth rates in California, marking the relevant portions for our review.

Six months ended June 30, 2005...page 43
39. Expand your disclosure relating to the decrease in revenues from fee based management services attributable to groups in New York for the six months ended June 30, 2005 to describe more specifically the
"modification" to your agreement with New York Workers`
Compensation
Board. Please also consider risk factor disclosure relating to the impact on your operations resulting from changes in your agreements.

Posting of Security by Twin Bridges, page 51
40. Clarify that the guarantee on the letters of credit by existing shareholders will terminate upon the closing of the offering as disclosed on page 82. Please also describe the impact, if any, from the termination of the guarantee and add risk factor disclosure if applicable.

Interest Rate Risk, page 52
41. Please quantify your exposure to market risks for changes in interest rates. Refer to Item 305(a) of Regulation S-K.

Bermuda Regulation, page 67
42. In the last paragraph of this section, please disclose any material impact on the operations of Twin Bridges and CRM Holdings from the move to a "risk based" approach to licensing and supervising insurance companies in Bermuda. Please add any applicable risk factor disclosure.

Non-Employee Director Compensation, page 79
43. Please disclose specifically, the amount you intend to compensate directors for their services in that capacity, or provide estimates if such information is not yet readily known.

Employment Agreements, page 79
Please expand to disclose the terms of the employment agreements as currently contemplated, including severance provisions. Include also disclosure of the amounts payable to your executives for the nine months ended September 30, 2005 as part of the restructuring.

Other Agreements, page 82
44. Please expand to identify the two no-management shareholders mentioned in the second sentence on page 83. Disclose also why these persons were "entitled" to the distributions and why they were offered as "guaranteed" payments. Please also disclose, in an appropriate section of your document, whether you intend to offer similar arrangements with any shareholders in the future.
45. Disclose whether Louis Rosner provided legal services in connection with this offering and the compensation paid to Louis Rosner to date. Disclose also whether you intend to retain his legal services in the future and for what purpose.
46. Please clarify in your disclosure our understanding that Mr. Rakoff paid off the principal amount plus interest of the $200,000 advance.

U.S. Taxation of Holders of Shares, page 87
47. We note here and in your risk factor section the material tax consequences on U.S. shareholders should CRM Holdings or Twin Bridges be classified as a Controlled Foreign Corporation or deemed a U.S. corporation for U.S. federal income tax purposes. Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K with respect to these matters or tell us why you have not filed an opinion as an exhibit.

Voting Adjustments, page 93
48. Disclose whether the voting restrictions apply to the existing shareholders who will become shareholders of CRM Holdings at the closing of the offering.

Duties of Directors, page 96
49. We note on page 97 that under your by-laws, shareholders waive all claims or rights of action that they may have but that the waiver does not extend to action that would render the waiver void pursuant to the Companies Act. Please expand to more fully describe the effect of the waiver and the impact on shareholder claims.

Underwriting,--page 103
50. Please briefly describe the circumstances under which the underwriters may terminate their obligation to purchase the securities under the agreement. Please confirm that the conditions to closing are consistent with a firm commitment offering. For guidance, refer to the staff`s no-action position in The First Boston
Corporation (avail. Sept. 3, 1985).
51. Please provide more detailed disclosure of the financial services that have been provided to you and your affiliates by the managing underwriters.



Combined Financial Statements and Notes

General
52. We note your disclosure on page 39 that upon consummation of the restructuring, CRM, CRM CA and Eimar will be converted into corporations and will be subject to U.S. federal and state income tax. With respect to this change, and the restructuring and distributions discussed elsewhere in the filing, please explain to us how you considered the requirements of pro forma information in SAB
Topic 1.B.2 and 3.
53. Please explain to us how you considered the disclosure requirements of SAB Topic 11:M relating to the adoption of recently issued accounting standards.

Compensation Risk Managers, LLC and Affiliates

Note 1 - Nature of Business and Significant Accounting Policies, page
F-18

Basis of Accounting and Principles of Combination, page F-18
54. Please disclose your basis in GAAP for presenting combined financial statements and advise us. Please identify, if applicable, the controlling person, entity or group and explain your basis for this conclusion. Refer to the guidance in ARB 51 and EITF 02-5.

 Fee-Based Management Services, page F-18
55. Please explain to us the major terms of your fee-based management services agreements, including, but not limited to, the duration, the billing and payment requirements that you considered in your determination of how to recognize these revenues. Disclose the specific point in time that you recognize these revenues and tell us why you believe that the earning process is completed at that time.
Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.
56. We noted that the self-insured groups in California pay the fees for claims management services directly to a third party administrator. Please tell us how you applied each indicator of gross and net reporting of EITF 99-19.

Note 10 Related Parties, page F-25
57. Please clarify to us if Agency Captive has been included in, or excluded from, the combined financial statements and the basis for this accounting treatment. Also, explain to us how you will account for the transfer of the brokerage license to CRM by Mr. Hickey, Jr.
and the basis for this accounting treatment. Please revise the note accordingly.



CRM Holdings, Ltd.

Note 1 Organization and Purpose, page F-30
58. Please explain to us the nature of the relationship, if any, between Reid Finance Ltd. and Appleby Spurling Hunter and the combining entities and their stockholders or owners. Tell us what interest Reid Finance Ltd and the stockholders or owners of the combining entities will retain after the restructuring. Please revise the note accordingly.
59. Please disclose how you will account for the restructuring and the basis for this accounting treatment.

Part II

Item 15. Recent Sales of Unregistered Securities
60. Please include disclosure regarding the restructuring that will be completed in connection with this offering.

*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittendon at 202-551-3472 or Jorge
Bonilla, Accountant, at 202-551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,



Mike McTiernan
Special Counsel

cc:	Roslyn Tom, Esq. (via facsimile)
	Lisan Goines, Esq. (via facsimile)















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Daniel G. Hickey, Jr.
CRM Holdings, Ltd.
October 18, 2005
Page 13